March 14, 2006
Via Fax 202-942-9544


Mr. Mark P. Shuman Branch Chief - Legal
Securities and Exchange Commission
450 5th Street NW
Washington, DC  20547

Re:      Alanco Technologies, Inc.  - CIK 0000098618
         File #333-131140 - S-3 Registration Statement

Dear Mr. Shuman:

We filed an amended S-3 Registration Statement on February 27, 2006, under Accession #0000098618-06-000011. The amended S-3 includes the revisions recommended in your letter of February 15, 2006.

We hereby request acceleration of this S-3 Registration Statement to be effective on March 16, 2006, or as soon as possible thereafter.

Thank you for your assistance.

Very truly yours,

/s/Adele L. Mackintosh

Adele L. Mackintosh
Corporate Secretary
480-505-4857